Offering Statement for TrippBio, Inc.

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   TrippBio, Inc.

   10752 Deerwood Park Blvd
   Suite 100
   Jacksonville, FL 32256

Eligibility

2. **The following are true for TrippBio, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Billy Meadow

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Billy Meadow is a serial technology entrepreneur and inventor with 23 patents in 7 patent families. He has helped to fund and commercialize several companies based on the patented ideas of

professors. Education: BS - Business - Florida State University Positions: 2019 - Present: CEO - SpinUp Corporation and Chairman - TrippBio 2014 - Present: Chairman & CEO - MV Patents LLC 2014 - Present: Founder & Board Member - LocatorX 2004 - 2014: Founder & President - Visre, Inc. 2011 - 2012: Founder & CEO - ControlCam 2004 - 2009: Chairman - Real Mortgage Systems 2003 - 2004: Founder & CEO - Exhalo Diagnostics, Inc. 1984 - 2003: Founder & CEO - Payspan Inc (Payformance Corp)

Name
Richard Still

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Richard has a background in Finance, Operations, and Corporate Startups. He served as CFO of a $100M privately held company, was the COO of a multi-location environmental company and was CEO of three companies. Education: BS - Mechanical Engineering - Duke University MBA - Finance - Columbia University Positions: 2019 - Present: CFO - SpinUp Corporation and CFO - TrippBio, Inc 2017 - Present: Founder - REinvest North Florida, LLC 2016 - 2017: Accounting Manager - Cal-Maine Foods, Inc. 2013 - 2016: CFO - Foodonics International, Inc 2010 - 2013: Director & Division Manager - Liquid Environmental Solutions 2009 - 2010: Chief Operating Officer - Industrial Water Services 2000 - 2008: CEO and Founder - Outline Technologies, Inc 2000 - 2006: Managing Director / Financial Analyst - First Florida Capital Corp

Name
Fred Sancilio

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
TrippBio Special Advisor, Dr. Sancilio, is a serial entrepreneur in the healthcare field and is currently a Principle of Clearway Global, Inc., a pharmaceutical development advisory service. He is also President and serves on the Board of Directors of Alpha Cognition, Inc., a Canadian biotechnology company that is developing neurological products to treat Alzheimer's and Lou Gehrig's diseases. Over four decades, he contributed to the development of over 1,000 drug products marketed worldwide, holds numerous patents and has written dozens of scientific publications. He served as a Research Professor and Managing Director of Translational Development & Commercialization at Florida Atlantic University and was an Adjunct Professor of Chemistry at the University of North Carolina. Education: BS - Rutgers MS - Rutgers Ph.D. - Rutgers Positions: 2020 - Present: Board of Directors - TrippBio, Inc. 2019 - Present: Research Professor and Managing Director - Florida Atlantic University 2018 - Present: Principal - Clearway Global, LLC 2007 - 2018: Founder - Sancilio & Company, Inc. 1979 - 2002: Founder - aaiPharma, Inc.

Name
David Martin

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
David E. Martin, PharmD, MBA is an accomplished Scientist and Manager. He is a senior development scientist with more than 28 years of experience in all phases of drug development, including regulatory affairs, discovery, pre-clinical, and Phase I-IV clinical development. As a manager, he has significant senior management experience with a track record of growing and managing organizations as well as significant success in private and public fundraising ($158MM). He has 137 peer-reviewed abstracts and publications in journals such as New England Journal of Medicine, Proceedings of National Academy of Sciences, Clinical Pharmacology & Therapeutics, Journal of Virology, and Antimicrobial Agents & Chemotherapy with >3,000 citations. Education: MBA – Pharmaceutical Marketing – Saint Joseph's University Doctor of Pharmacy – University of Southern California Pre-Pharmacy – East Central University Post-Doctoral Training: Clinical Research / Drug Development Fellowship – University of North Carolina Clinical Pharmacy Resident – USC School of Pharmacy Positions: 2020 – Present: Board of Directors – TrippBio, Inc 2019 – Present: CEO, Director and Founder – Kirrhos Pharmaceuticals 2018 – Present: Investment Advisory

Committee – Ascend BioVentures 2011 – Present: Principal and Founder – Martin Pharma Consulting, LLC 2011 – Present: Chief Development Officer, Director, Founder – DFH Pharma Inc. 2009 – 2011: Senior Vice President – Tobira Therapeutics, Inc 2001 – 2008: Senior Vice President – Panacos Pharmaceuticals, Inc 1999 – 2001: Director, Clinical Pharmacology – Bristol-Myers Squibb 1997 – 1999: Assistant Director, Virology Clinical Development – PharmaResearch Corporation 1994 – 1997: Assistant Director, Clinical Pharmacology – SmithKline Beecham Pharmaceuticals

Name
Philip Young

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Phil Young is the CEO of TrippBio. Phil is an innovative professional with 25+ years of expertise in executive management and board roles. He is a competitive CEO with a proven track record of success in the Biotech, MedTech and Pharma sector. He has successfully lead and mentored high-performance teams both domestically and internationally. Education: Bachelor of Science - James Madison University Positions: 2020 - Present: CEO - TrippBio, Inc. 2015 - 2019: Founder, Chairman and CEO, Exactus, Inc. 2015 - 2016: Executive Advisor, Advisory Board 2011 - 2014: President and CEO, AmpliPhi Biosciences 2007 - 2011: President, CEO, Director, Osteologix, Inc. 2004 - 2007: Chief Business Officer, Exec VP, Insmed, Inc. 2002 - 2004: Executive Advisor, various companies 2001 - 2002: President, COO, AGY Therapeutics 2000 - 2001: CEO, Director, GanTech International 1996 - 2000: VP and General Manager, Neurex Pharmaceuticals

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

SpinUp Corporation

Securities:	21,400
Class:	Series A
Voting Power:	94.3%

SpinUp Corporation

Securities:	321,000
Class:	Common Stock
Voting Power:	1.4%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

TrippBio, Inc. (TrippBio) is a newly formed Florida C-Corp created to commercialize new applications of existing drugs to fight infectious diseases. Currently, these efforts are focused squarely on battling the Coronavirus pandemic currently impacting the world. While the current mission is to identify and commercialize the repurposing of existing drugs to fight the SARS-CoV-2 virus that causes COVID-19, our vision is to find and commercialize new uses of other existing drugs in the treatment and prevention of a variety of rogue viruses affecting the world. Indeed, the development of new medications can take years, as the drug must be developed, tested, approved, and manufactured. By investigating existing (de-risked) drugs, overall development costs, and significantly reduced development timelines can be achieved, thus adding value to the world's affected population, and rewarding shareholders. As evidenced by the COVID-19 pandemic, the world cannot afford to wait for new drugs to be developed, and TrippBio is prepared to help. Dr. Ralph Tripp, Professor and Georgia Research Alliance Chair in Animal Health Vaccine and Therapeutic Development at the University of Georgia, along with Jeff Hogan, Associate Professor of infectious diseases, and Jackelyn Murray, Lab Manager have identified an existing medication that has been in use for decades, has an outstanding safety record, and has shown impressive results in laboratory testing against the SARS-CoV-2 virus that causes COVID-19. Based upon these laboratory results, this drug, code-named TD213, has the potential to be used against the Coronavirus both as a prophylactic (preventative) and therapeutic (treatment). On May 21, 2020 TrippBio signed a worldwide, exclusive, intellectual property license agreement in all fields-of-use with the non-profit University of Georgia Research Foundation that covers certain inventions and technology related to the evaluation, testing and clinical trials of TD213. TrippBio will pursue the testing and clinical trials needed to seek FDA approval for the new therapeutic indication using TD213 in the prevention and treatment of COVID-19. The agreement is equity-based and includes a royalty percentage based on the net sales of licensed products. TrippBio plans to immediately implement a clinical program (conducted under U.S. FDA Good Clinical Practices) to determine the efficacy of TD213 to treat COVID-19 patients. The drug development program and clinical trials will be conducted through a partnership with Florida Atlantic University and Linical Americas, a world-class Contract Research Organization (CRO) with deep experience in infectious disease clinical trials such as Ebola and SARS. The clinical trial is likely to take place at a premier South Florida not-for-profit healthcare facility this fall. Linical will be providing key clinical development services to TrippBio under dramatically accelerated delivery timelines to facilitate this process. The current operational budget for the clinical program is $748,035 and may include additional unforeseen costs. TrippBio is raising $1,070,000 in equity funds to support this effort. Following this "proof of concept" trial, expanded clinical trials using unique and patented formulations and delivery methods will be launched with the intention of seeking U.S. FDA approval for the treatment of COVID-19. The Science: The drug repurposing by the researchers involved a systematic approach that identified the cellular elements required for viruses to replicate. TD213 was selected because it affects the action of the Organic Anion Transporter-3 (OAT3) pathway, which is responsible for transporting viral material within human cells. This is important because viruses cannot replicate on their own - they must commandeer host cells to build copies of themselves. "In host cells, viral molecules are made and packaged within the cell and the OAT-3 gene is a gatekeeper for this action," explains Tripp. "SARS-CoV-2 uses OAT-3 to move its own materials around the cell. So, if we inhibit this gene, we stop the virus from replicating," Tripp continues. By targeting the host cell, the team seeks to circumvent possible mutations in the virus—a common pitfall in the development of antiviral therapies. "In viruses, specifically RNA viruses like SARS-CoV-2, antiviral therapies lose efficacy due to mutations—often within a year. Their host cells rarely, if ever, change. By finding a drug that acts upon the host cell, we can inhibit the replication of this virus theoretically forever," explains Tripp. TD213 has been assessed by Dr. Tripp and his team at the University of Georgia to be effective at inhibiting SARS-CoV-2 replication in-vitro at nano-molar to micro-molar drug concentrations. In these viral neutralization assay lab tests, TD213 was able to reduce the plaque formation (clear spots where cells were destroyed by the virus) by over 90%.

TrippBio, Inc. currently has 18 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in TrippBio, Inc. speculative or risky:**
   1. Although the initial laboratory results of the drug TD213 have been very impressive against the COVID-19 virus, there is the possibility that the clinical trials will yield results showing little or no effect against COVID-19 in humans. TrippBio is investigating additional drugs to test, but if TD213 is not successful, it would be a major setback.
   2. If the Company is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. The Company may require substantial future capital in order to continue to conduct the research, product development, and marketing required to scale the business. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements may adversely affect the Company's business, financial condition, and results of operations because the Company would be left without the capital required to complete product development or establish sales and marketing capabilities.
   3. Because the Company has a history of operating losses, and expects to generate operating losses for the foreseeable future, it may not achieve profitability for some time, if at all. The Company is in an early stage of development and, therefore, has a limited history of operations.
   4. The Company is faced with all of the risks associated with a company in the early stage of development. In addition, the Company's business is subject to numerous risks associated with a new company engaged in work with drug development. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory approval. Because the Company is focused on product development, the Company has not generated significant product revenues to date. The Company has incurred losses in its operations and expects to continue to incur losses for the foreseeable future.
   5. The process of developing the Company's products requires significant research and development which is costly and does not result in revenues or profits. There can be no assurance that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.
   6. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results

of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

7. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

8. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

9. We are highly dependent on the Services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations

10. The Company's revenue may be adversely affected if it fails to protect its proprietary technology or enhance or develop new technology. The Company will rely on its proprietary technology, intellectual property, and trade secrets to execute its business model. The Company will also rely on third-party software, which is readily available to others. Failure of the Company to protect its proprietary technology, trade secrets and intellectual property in the future, and the availability of third-party software, may make it easier for its competitors to obtain technology equivalent to or superior to the Company's technology. If such competitors develop or license technology that is superior to the Company's or that makes the Company's technology obsolete, the Company may be required to incur significant costs to enhance or acquire new technology so that it remains competitive. Such costs would have a material adverse effect on the Company's business, financial condition and/or results of operations and could result in the failure of the Company and total loss of Subscriber's investment in the Company.

11. Third-party technology licenses may not be available to the Company in the future. In addition to proprietary technology which it may develop, the Company may rely on certain technology that it licenses from third parties. We cannot provide any assurances that these third-party technology licenses will be available or continue to be available to the Company on commercially reasonable terms, or at all. The loss of or inability to maintain any of these technology licenses could materially adversely affect the Company's business, financial condition and/or results of operations, and could result in the failure of the Company and total loss of Subscriber's investment in the Company.

12. Others may assert intellectual property infringement claims against the Company. The Company will operate in highly competitive market places and there is a possibility of claims that the Company's products, services or techniques misappropriate or infringe the intellectual property rights of third-parties with respect to their technology and software, previously developed works, or other intellectual property. There can be no assurance that infringement or misappropriation claims (or claims for indemnification resulting from such claims) will not be asserted or prosecuted against the Company, or that any assertions or prosecutions will not materially adversely affect the Company's business, financial condition and/or results of operations. Irrespective of the validity or the successful assertion of such claims, the Company would incur significant costs and diversion of resources with respect to the defense thereof, which could have a material adverse effect on the Company's business, financial condition and/or results of operations, and could result in the failure of the Company and total loss of Subscriber's investment in the Company.

13. Risks associated with the Patents underlying the Company's License with the University of

Georgia The Company's initial product TD213 is based on a license with the University of Georgia which includes a license of an accelerated patent application underlying COVID-19 prevention and/or treatment. Although the Company believes that the Georgia Patent application is of substantial value to the Company, there can be no assurance that such patent applications will be of substantial commercial benefit to the Company, will afford the Company adequate protection from competing products or will not be challenged or declared invalid. The scope of protection afforded by the Georgia Patent portfolio is uncertain and the Company is subject to this uncertainty. The Company expects that there is the potential to incur significant litigation with respect to related applications and products, regarding the validity of patents, patent infringement and other proprietary rights and, if the Company were to become involved in such litigation, there could be no assurance that the Company would have the resources necessary to litigate effectively the contested issues. Competitors may infringe on the Georgia Patents or the patents of the Company's collaborators or licensors. There is no assurance or guarantee that the University of Georgia will defend such infringements or prevail in such actions. As a result, the Company may be required to file infringement claims to counter infringement or unauthorized use of the Georgia Patents. Filing these claims can be expensive, particularly for a new company, and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of the Georgia Patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the Georgia Patents do not cover its technology. An adverse determination of any litigation or defense proceedings could put one or more of the Georgia Patents at risk of being invalidated or interpreted narrowly. Additionally, the Company may not be able, alone or with its collaborators and licensors, to prevent misappropriation of its proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Company's confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If the public or investors perceive these results to be negative, the value of the Company could be significantly harmed.

14. Enforcing the Company's proprietary rights may require litigation. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and diversion of resources and will have a material adverse effect on the Company's business, operating results and/or financial condition, which could result in the failure of the Company and total loss of a Subscriber's investment in the Company.

15. Our revenue may be dependent on renewal of license agreements by our customers. We anticipate generating substantial recurring revenue from licensing our Intellectual Property, which licenses are expected to generally renew annually once the initial term expires. Our customers may have no obligation to renew their license agreements after their initial license term expires, and they may not renew their licenses at the same or higher levels. Our licenses renewal rates may fluctuate because of several factors, including the pricing of our licenses offerings and/or the pricing of our competitors' offerings, reductions in our customers' spending levels due to the macroeconomic environment, or other factors. If our customers do not renew their licenses agreements, renew on less favorable terms, or renew for fewer elements of our offerings, our subscriptions revenues may decline over time.

16. Risk Regarding Efficacy in Humans. Although the initial laboratory results and the Syrian Hamster animal test results of the drug TD213 have been very impressive against the COVID-19 virus, there is the possibility that the clinical trials will yield results showing little or no effect against COVID-19 in humans. TrippBio is investigating acquiring rights to additional drugs to test, but if TD213 is not successful, the Company may not realize any profits.

17. Risk of Uncertainty of Clinical Trials. Clinical development involves a lengthy and expensive process with uncertain outcomes, and results of earlier studies and trials may not be indicative of future clinical trial results. Undesirable side effects could halt clinical development, and consequently delay regulatory approval and commercialization. Failure to develop promising pipelines, as well as long product development timelines could jeopardize market opportunities or lead to missed opportunities. If our products are found to be ineffective or if they lead to

unacceptable side effects, it would be impossible for us to market them, which could have a material adverse effect on our business, prospects, financial situation, results and development. Third parties –such as clinical research organizations (CRO), contract manufacturing organizations (CMO), site management organizations (SMO), licensing and collaborative partners, and sales and marketing agencies –may fail to fulfil their contractual, performance and delivery obligations. If such were to happen, the Company may not realize any profits.

18. Risk Regarding Healthcare Laws in Multiple Jurisdictions. Companies are subject to healthcare laws and regulations in different jurisdictions, including those related to anti-kickback, anti-bribery and corruption, false claims, transparency, health information privacy and security, and others. Therefore, any misconduct or other improper activities by employees and third parties can result in penalties, reputational damage, and legal or financial consequences for the company.

19. Risk Regarding FDA Approval. Obtaining drug regulatory approvals from the FDA, SDA (formerly known as the CFDA), EMA or other equivalent authority can be time-consuming, and significant resources are needed to ensure ongoing regulatory compliance and continued regulatory review. Failure to obtain approval from the FDA could jeopardize market opportunities and result in the Company not realizing any profits.

20. Risks Regarding Externally Manufacturing the Products. We may entrust subcontractors with the manufacture and development of complex methods which must be carefully monitored. We may be unable to enter into subcontracting agreements for the production, development and future marketing of our products, or to do so on acceptable terms. If we are unable to enter into acceptable subcontracting agreements, we will not be able to successfully produce, develop or market our products. In addition, reliance on third-party manufacturers creates additional risks which we would not face if we produced our products ourselves, including: Failure of third-party manufacturers to comply with regulatory and quality control standards; Breach of our agreements by third-party manufacturers; and Termination or non-renewal of these agreements for reasons beyond our control. If products manufactured by third-party suppliers fail to comply with regulatory standards, sanctions would be imposed on us. These sanctions could include fines, injunctions, civil penalties, refusal by regulatory organizations to grant approval to conduct clinical trials or marketing authorization for our products, delays, suspension or withdrawal of approvals, license revocation, seizure or recalls of our products, operating restrictions and legal proceedings. All of these measures could have a considerable negative impact on our activities and profitability.

21. Risks Regarding Shortage of Raw Material. We are reliant on third parties to supply various materials and chemical or biological products that are necessary to manufacture our drug candidates and conduct our clinical trials; for example, TD213. Our supply of any of these products could be limited, interrupted or restricted. In such a case, we may not be able to find from alternative supplier's materials or chemical or biological products of acceptable quality, in appropriate quantities and at an acceptable cost. If our key suppliers or manufacturers are unreliable or if our supply of products or materials is reduced or interrupted, we may be unable to develop, produce and market our products on a timely and competitive basis. Our materials are subject to stringent manufacturing requirements and rigorous tests. Delays in completing and validating our suppliers' facilities and manufacturing methods for these materials could affect our ability to complete clinical trials and to market our products in a profitable and timely manner.

22. Risks Regarding Product Liability. We are exposed to potential liability, including product liability, inherent to conducting trials, manufacturing and marketing human therapeutic products. We could also be liable in connection with clinical trials, including the preparation of therapeutic product candidates and unexpected side effects resulting from the administration of such products. Claims or legal proceedings may be filed or brought against us by patients, regulatory agencies, biopharmaceutical companies or other third parties using or selling our products. These legal proceedings could include complaints arising from actions taken by our partners, licensees, and subcontractors, over whom we exercise little or no control. We cannot ensure that our current insurance coverage is sufficient to protect us against such proceedings. If we, our partners, licensees and subcontractors were found liable in a proceeding and were unable to obtain and maintain an appropriate insurance coverage at an acceptable price, or to protect ourselves by whatever means, it could seriously affect the sale of our products and could adversely affect our business, prospects, financial situations, results and development.

23. Risks Regarding Drug Reimbursement Policies. If we are successful in launching our products or products developed by our partners, market acceptance will depend, in part, on the extent to which public and private insurers will reimburse their costs. Public health insurance and other third-party payers will try to limit the cost of care by limiting or denying coverage for expensive products and therapeutic procedures. Our ability to market successfully our products will partially depend on the extent to which governmental authorities, private insurers and other organizations in Europe and in the United States establish sufficient reimbursement rates for the cost of our products and related treatments. Third-party payers frequently challenge the price of therapeutic products and medical services. Cost control measures that health care providers and reimbursement organizations implement, and the effect of possible health care reforms could negatively affect our operating results. We may not obtain sufficient reimbursement for our products, which would negatively affect their acceptance by the market, in which case we would be unable to achieve a sufficient return on our research and development investments. One or more of these risks could have a material adverse effect on our business, prospects, financial situation, results and development.

24. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

25. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

26. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

27. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

28. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

29. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

30. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

31. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from

any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

32. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

33. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

34. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

TrippBio, Inc. ("Company") is offering securities under both Regulation D, through Livingston Securities, LLC ("Livingston") and Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Livingston is a registered broker-dealer, and member FINRA/SIPC. Livingston will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation D. Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

This offering is considered a side-by-side offering, meaning that the Company is raising capital under two offering types. The Company plans to raise between $10,000 and $1,870,000 through concurrent offerings under Regulation CF and Regulation D – Rule 506(c). Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the combined offering target of $10,000, any investments made under either offering will be cancelled and the investment funds will be returned to the investor.

The Company may raise up to $1,070,000 from non-accredited investors under Regulation CF.

Accredited investors who have proved their accreditation status to Portal, will automatically invest under the Regulation D - Rule 506(c) offering type. All other investors will invest under the Regulation CF offering type. An accredited investor who proves their accreditation status with the Portal prior to 48 hours of the offering closing, can authorize their investment to be withdrawn from the Regulation CF offering and automatically reinvested in the Regulation D offering. You must be an accredited investor to invest under Regulation D.

8. **What is the purpose of this offering?**

TrippBio plans to use funds to immediately implement a clinical program (conducted under U.S. FDA Good Clinical Practices) to determine the efficacy of TD213 to treat COVID-19 patients. The drug development program and clinical trials is planned to be conducted through a partnership with Florida Atlantic University and Linical Americas, a world-class Contract Research Organization (CRO) with deep experience in infectious disease clinical trials such as Ebola and SARS. The clinical trial is likely to take place at a premier South Florida hospital this summer. Linical should be providing key clinical development services to TrippBio under dramatically accelerated delivery timelines to facilitate this process. The current operational budget for the clinical program is $748,036 and may include additional unforeseen costs.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold Under Reg. CF	If Maximum Amount Sold Under Reg. D and Reg. CF
Intermediary Fees	$490	$52,430	$91,630
CRO - Initial Clinical Trial	$4,180	$447,234	$447,234
Develop & Manufacture TD213	$280	$30,000	$30,000
Marketing & Advertising	$748	$80,000	$80,000
Professional Services	$654	$70,000	$70,000
CRO - Ramp-Up Clinical Trial	$2,811	$300,802	$300,802
Regulation A Legal Services	$369	$39,534	$39,534
Regulation A Marketing & Advertising	$468	$50,000	$50,000
Additional Clinical Trials	$0	$0	$760,800
Total Use of Proceeds	**$10,000**	**$1,070,000**	**$1,870,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and TrippBio, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $4.00 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	99,900,000	1,269,998	Yes	
Series A	100,000	21,400	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Incentive Compensation Plan	The exercise price per share purchasable under an option shall be determined by an option committee, provided that such exercise price shall not be less than 100% of the fair market value of a share on the date of grant of the option and shall not, in any event, be less than the par value of a share on the date of grant of the option. Stock options shall not be exercisable for more than ten years after the date such incentive stock option is granted. An option committee shall determine the time or times at which or the circumstances under which an option may be exercised in whole or in part.	15,000,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing options and/or warrants are subject to conversion into equity under certain circumstances, and if they convert, the Netcapital shareholders will be diluted by that conversion.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

Our Common Stock carries one vote per share while our Series A stock carries 1,000 votes per share.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and Directors can be added or removed by Shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The parent company of TrippBio, SpinUp Corporation, has voting control of TrippBio. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At Issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

The parent company of TrippBio, SpinUp Corporation, has voting control of TrippBio, and as such, SpinUp Corporation may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to renegotiate our related-party debt if our related-party lenders demand that we begin making principal or interest payments. Any renegotiation may be on less favorable terms or may require that we refinance the related-party debt. We may need to raise additional funds through public or private debt or sale of equity to pay the related-party debt. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, or, if our related-party lenders do not continue to cooperate with us, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	SpinUp Corporation
Amount Outstanding:	$10,000
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

Creditor(s):	SpinUp Corporation advance
Amount Outstanding:	$81,287
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

25. **What other exempt offerings has TrippBio, Inc. conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
SpinUp Corporation	Holding Company	Loan	$91,287

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

TrippBio, Inc. is a startup company that is pre-income. There were expenses of approximately $95,000 in the first month, primarily due to start-up requirements in finance and marketing. Of the $95,000, approximately 55% went to the development of marketing materials for the Reg CF crowdfunding campaign, 25% went towards setting up the financial systems, and 25% went towards business development activities. Expenses in the second month are also expected to be high, then expenses should quickly move lower as we complete the initial start-up requirements. The planned use for the majority of the funds is to fund a 10-person clinical trial that has been designed by a world-class Contract Research Organization (CRO). This is a process that can take up to approximately 4 months and can cost up to approximately $450,000. If the 10-person clinical trial is successful, additional longer-term clinical trials will be initiated. These trials can cost up to approximately $12,000,000. We plan to accomplish the funding of these trials through a Regulation A+ fundraise. We have kept a very tight rein on expenses to date, and we aim to continue to do so throughout the Reg CF offering, and SpinUp Corp is committed to continuing funding TrippBio expenses until the Reg CF offering has been completed. There are numerous financial milestones in our operating plan. 1.) The initial milestone for TrippBio was executing the license agreement with the University of Georgia for the rights to the Intellectual Property of TD213 and its ability to combat the COVID-19 virus. As partial consideration for this license, TrippBio is issuing 20% of the fully diluted common shares of TrippBio to the University, and TrippBio will also pay 5% of Net Sales and/or sub-licensing fees received to the University. 2.) The next milestone will be completing a "soft launch" on the Netcapital Funding Portal, in which friends and families are invited to invest in TrippBio. We are hoping to raise at least $50,000 in the soft launch, thereby providing a good base of investment for the investors coming on board after we begin our marketing plan. 3.) After the "soft launch" has been completed, approximately $5,000 will be used to advertise to the target audiences that have been identified by the marketing team. 4.) Once the offering has been on the Netcapital Funding Portal for 21 days, TrippBio intends to withdraw some funds to continue advertising to target audiences. 5.) The final funding milestone is the completion of the Regulation CF fund raise. With an aggressive and highly targeted marketing plan, we anticipate being able to raise the maximum of $1,070,000 in the campaign. 6.) The next major milestone is the 10-person clinical trial. This is a process that can take up to 4 months and can cost up to approximately $450,000. 7.) If the 10-person clinical trial is successful, additional longer-term clinical trials will be initiated. These trials can cost up to approximately $12,000,000. The funding of these trials will be accomplished through a Regulation A+ fund raise.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section**

4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
  1. in connection with the purchase or sale of any security?;
  2. involving the making of any false filing with the Commission?
  3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
  1. at the time of the filing of this offering statement bars the person from:
     1. association with an entity regulated by such commission, authority, agency or officer?
     2. engaging in the business of securities, insurance or banking?
     3. engaging in savings association or credit union activities?
  2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
  1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
  2. places limitations on the activities, functions or operations of such person?
  3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
  1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
  2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

TrippBio, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

   Video Transcript: Viruses are parasites. If we could prevent them from entering cells within the human body a virus couldn't replicate and spread. New drugs and vaccines take years to reach the market and meanwhile countless people suffer. But repurposing existing drugs? That reduces the cost and time to get life-saving therapies to the people who need them most, when they need them. That little blue pill was developed for cardiovascular problems. Repurposing is not a new or radical concept. Innovation does not require novel invention, innovation requires original thinking. Thinking about the thousands of viral pathways that exist in the human body and how to prevent viruses from reaching them. A research team at the University of Georgia has identified an existing medication with an outstanding safety record. This drug codenamed TD213 has shown impressive results in preventing viruses like COVID-19 from getting onto those pathways. TD213 has the potential to be a universal antiviral drug, but TD213 is just one of the innovations in development at TrippBio. Dr Ralph Tripp's 30-year mission has been to develop treatments for emerging viruses. Now Dr. Tripp, he was mentored by a Nobel Laureate. He then led a research group at the CDC focusing on emerging viruses. So, let me ask you, how many times have you wished you could have invested in a great idea at a foundational level? This is an opportunity for you to invest at the earliest possible moment. To realize the possibilities of incredible breakthroughs. TrippBio, WOW on a molecular level.

   The following documents are being submitted as part of this offering:

   Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

   Opportunity:

Offering Page JPG:	offeringpage.jpg

   Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

   Once posted, the annual report may be found on the issuer's web site at: Under construction - TrippBio.com

   The issuer must continue to comply with the ongoing reporting requirements until:

   - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
   - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.